September 4, 2025
Via Edgar Only

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kristin Baldwin
SEC Division of Corporation Finance

Re:    Stem, Inc.
    Registration Statement on Form S-3
    Filed on September 2, 2025
    File No. 333-289989
Dear Ms. Baldwin:
Please be advised that the undersigned is the duly appointed Chief Legal Officer and Secretary of Stem, Inc. (the “Registrant”). Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-289989), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Monday, September 8, 2025 at 4:30 p.m., or as soon thereafter as practicable.
Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.
Very truly yours,
/s/ Saul R. Laureles
Saul R. Laureles